File No.82-5139

JASDAQ

March 14, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

JIMOS CO., LTD.
(Security Code: 3310, JASDAQ)
Representative: Fujio Komura
President and CEO
Contact: Yohei Hosoda
Executive Vice President
81-3-5783-7344 (Corporate Planning Division)

Notice regarding Business Integration through Transfer to Holding Company Structure

Tokyo, Japan, March 14, 2006 --- CYBIRD Co., Ltd., and JIMOS CO., LTD., decided today in separate meetings of their boards of directors to integrate their businesses on an equal basis by transferring them to a holding company structure, concluding a fundamental agreement to that effect. Details are as follows.

I. Business Integration

1. Business Integration Scheme

Based on approval in CYBIRD's regular general shareholders' meeting scheduled in the latter part of June 2006 and in JIMOS's extraordinary general shareholders' meeting:

(1) On October 1, 2006, through an exchange of shares, JIMOS will become a wholly owned subsidiary of CYBIRD.

(2) On October 1, 2006, based on corporate split regulations in Japan, CYBIRD will become a holding company (Tentatively named CYBIRD Holdings Co., Ltd.) and its current business operations will be spun off. The business operations will be transferred to a new company, tentatively named CYBIRD Co., Ltd. (hereinafter referred to as the "newly established company").

(3) Based on the share exchange and corporate split concluded on October 1, 2006, the newly established company and JIMOS will become wholly owned subsidiaries of the holding company.

Note: For a conceptual diagram of the business integration scheme, please see the appended materials.

2. Background to and Purpose of the Business Integration

On March 1, 2005, JIMOS and CYBIRD announced a comprehensive strategic business and capital alliance aimed at developing their commerce business based on the utilization of CYBIRD's mobile-services-developed customer base. Based on that alliance, the two partners have been working toward the integration of their businesses to achieve a fusion of their areas of strength, their competitive capabilities, and their business and management resources with an eye to merging their capital (by establishing a holding company, etc.) and implementing group management.

As a result, on March 14, 2006, the two partners reached a fundamental agreement on integrating their businesses on an equal basis through a holding company structure with the goal of further expanding and diversifying their businesses and increasing earning capabilities.

In integrating their businesses based on a holding company, the two partners have agreed to pursue the "creation of a one to only one platform" that cannot be imitated by others as their mid- to long-term business vision. The platform will be created based on a fusion of CYBIRD's strength in "mobile communications" and JIMOS's strength in "human communications."

3/31

Through this business integration, the two partners will seek to:

a. achieve business synergies that take advantage of their areas of strength,

b. expand and diversify the business domains of operations throughout the Group; and

—Marketing Solution Business

Commerce Solution Business, Mobile Solution Business, Advertising Business

—Personal Communication Business

Commerce Business, Digital Content Business, other service businesses

c. conduct efficient business management through the concentration of business and management resources.

Through these efforts, the two partners will further expand their earnings capability, seeking to quickly attain "¥100 billion in sales."

3. Business Integration Promotion Organization

To promote smooth and speedy administration efforts related to the integration of the businesses of the two partners based on the exchange of shares and the spin off of operations, a Business Integration Committee will be established, of which Kazutomo Robert Hori, representative director and chairman of CYBIRD, and Fujio Komura, representative director and president of JIMOS, will serve as co-chairmen. Various other committees for different functions and sections will be formed under the Business Integration Committee.

II. Share Exchange

1. Share Exchange Particulars

(1) Share Exchange Schedule

March 14, 2006	Fundamental agreement on business integration reached.
March 31,2006	Date set for CYBIRD regular shareholders' meeting.
Late April 2006	Conclusion of share exchange agreement.
April 28, 2006	Date set for JIMOS extraordinary shareholders' meeting (planned).
Late June 2006	Both partner companies will seek approval of share exchange agreement at shareholders' meetings (planned).
Sept. 26, 2006	JIMOS shares delisting
Oct. 1, 2006	Share exchange date (planned)

(2) Share Exchange Process

On October 1, 2006, CYBIRD will exchange shares with JIMOS, and JIMOS will become a wholly owned subsidiary of CYBIRD.

(3) Share Exchange Ratios

	CYBIRD Co., Ltd.	JIMOS CO., LTD
Share exchange ratio	1	1.17

Notes: 1.The Proportion of Shares Exchanged

For shareholders and beneficial shareholders of JIMOS listed or recorded in the shareholder and beneficial shareholder registers at the end of the day immediately prior to the day on which the shares are to be exchanged, CYBIRD will exchange 1.17 common shares for each JIMOS common share. However, there will be no exchange of CYBIRD shares for the 12,381 common shares of JIMOS currently held by CYBIRD.

2. Basis of Calculating Share Exchange

CYBIRD commissioned Nomura Securities Co., Ltd., and JIMOS engaged Mitsubishi UFJ Securities Co., Ltd., to independently determine a fair share exchange ratio. Based on the results of those calculations and discussions between CYBIRD and JIMOS, agreement was reached on the above ratios. If any change should occur in the fundamentals underlying the calculation, adjustments will be decided by the two parties based on discussion.

3. The Method and Basis behind the Calculations of the Third Parties

Nomura Securities Co., Ltd. and Mitsubishi UFJ Securities Co., Ltd. conducted analysis using the average market price, comparisons of similar companies, and discounted cash flow. They determined share exchange ratios based on an overall consideration of their results.

(4) New Shares Issued by CYBIRD due to Share Exchange
Common shares: 57,545 shares
The above number of shares was determined based on a calculation using the number of common shares issued by JIMOS at February 28, 2006. This number could increase due to the exercise of stock options.

(5) Date of Start of Dividend Calculation for New Shares Issued by CYBIRD in Share Exchange
October 1, 2006 will be set as the date of start of calculation of dividend.

(6) Share Exchange Fees
There is no plan to charge share exchange fees.

(7) New Share Subscription Rights, etc. Issued by JIMOS as Stock Options
We will consider the impact on people granted new share subscription rights, etc. and on the accounting process involving the holding company as well as the conditions of granting new shares subscription rights. These stock options will receive treatment that ensures holders will not be disadvantaged. Notification of the details of measures and conditions will be made promptly as soon as they are determined.

(8) Details Regarding Public Listing After Share Exchange
Following the exchange of shares, the holding company that will become the overall parent company will continue to be listed on the Jasdaq Securities Exchange. We plan to terminate JIMOS's listing of its common shares on JASDAQ on September 26, 2006.
In integrating the businesses of JIMOS and CYBIRD by transfer to a holding company, JIMOS and CYBIRD intend to pursue the "creation of a one to only one platform" as their mid- to long-term business vision. Taking advantage of the business integration, the two partners will further expand their earnings capability, seeking to quickly attain "¥100 billion in sales."
Notification of the delisting of shares will be made promptly as soon as details become definite.

III. Corporate Split

1. Summary of Corporate Split

(1) Corporate Split Schedule

March 14, 2006	Fundamental agreement on business integration reached
Late April, 2006	Board meeting to approve CYBIRD split plan
Late June, 2006	Approval of corporate split plan at regular shareholders' meeting (planned)
October 1, 2006	Corporate split date (planned)
October 2, 2006	Registration date for corporate split (planned)

(2) Corporate Split Process
On October 1, 2006, CYBIRD will split its business operations, which will be transferred to a newly established company that will succeed to those businesses.

(3) Stock allotment
The common shares issued by the newly established company will be allotted to CYBIRD, the company that transferred its operations to the newly established company. Notification of the number of shares will be made promptly as soon as the details are known.

(4) Others
At this point, matters have not been decided regarding the rights and obligations to be assumed by the newly established company, the expectations for fulfillment of debt obligations, the directors of the newly established company, and the details of the business operations transferred to the newly established company. Notification of such matters will be made promptly as soon as the details are known.

2. Summary of Parties in respect of Corporate Split

(1)Company Name		CYBIRD Co., Ltd. (Company spinning off businesses) (See Note 1)	CYBIRD Co., Ltd. (tentative) (Successor)
(2)Main Business		Mobile Content, Marketing Solution, E-Commerce, Advertising, and International businesses	Planned: Mobile Content, Marketing Solution, E-Commerce, Advertising, and International businesses
(3)Establishment		September 29, 1998	October 2, 2006 (planned)
(4)Head Office		6-10-1 Roppongi, Minato-ku, Tokyo	6-10-1 Roppongi, Minato-ku, Tokyo
(5)Representative		Kazutomo Robert Hori, Chairman and CEO	Notification will be made promptly as soon as known.
(6) Fiscal Year End		March 31	March 31
(7)Major Customers		NTT DoCoMo, Inc., KDDI Group, Vodafone K.K.	NTT DoCoMo, Inc., KDDI Group, Vodafone K.K.
(8)Major Shareholders and Holdings (See Note 2)		Kazutomo Robert Hori (11.86%) RECRUIT CO., LTD. (10.97%) OMRON Corporation (4.68%)	Holding company 100%
(9)Primary Financial Partners		Aozora Bank, Ltd., Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Bank, Ltd.	Undecided
(10)Relationship to Current Company	Capital	The successor company will become a wholly owned subsidiary of the holding company, CYBIRD Holdings, Co., Ltd. (tentative name)	
	Personnel	Undecided	
	Transactions	Undecided	

Note 1: Following the corporate split, plans call for the original CYBIRD Co., Ltd., to be turned into a holding company, CYBIRD Holdings, Co., Ltd. (tentative).

Note 2: Percentage holdings of major shareholders of company spinning off businesses are figures at the end of September 2005.

IV. Outline of Holding Company

(1)Company name	CYBIRD Holdings, Co., Ltd. (Tentative)
(2)Major business	The following business functions are planned 1.Formulating overall Group strategy and business management 2.Providing shared services for Group companies 3.Administration and operation of integrated customer base 4.Group auditing
(3)Head Office	6-10-1 Roppongi, Minato-ku, Tokyo
(4)Directors and Auditors (Planned)	Chairman of the Board of Directors: Fujio Komura Chief Executive Officer: Kazutomo Robert Hori Notification of other directors and officers will be made as soon as decided.
(5)Paid-in Capital	Undecided
(6)Number of Shares to be Issued	Undecided
(7)Fiscal Year End	March 31
(8)Major Shareholders and Holdings (Planned)	Fujio Komura (11.20%) Kazutomo Robert Hori (9.50%) RECRUIT CO., LTD. (8.79%) The above figures do not take dilution into account.
(9)Outlook for Consolidated Performance	Notification of the performance outlook will be made promptly as

After Establishment (Fiscal year ended March 31, 2007)	soon as known.

V. Outline and Particulars of Partner Companies Involved

1. Outline of Partner Companies

(Figures rounded down)

(1)Company Name	CYBIRD Co., Ltd.		JIMOS CO., LTD.
(2)Main Business	Mobile Content, Marketing Solution, E-Commerce, Advertising, and International businesses		Direct marketing, wholesale, direct sales support services, and other businesses
(3)Establishment	September 29, 1998		September 14, 1998
(4)Head Office	6-10-1 Roppongi, Minato-ku, Tokyo		1-4-2 Tenjin, Chuo-ku, Fukuoka
(5) Representative	Kazutomo Robert Hori		Fujio Komura
(6)Paid-in Capital	¥5,433 million (At Dec. 31, 2005)		¥1,176 million (At Dec. 31, 2005)
(7)No. of Shares Issued	230,566shares (At Dec. 31, 2005)		61,520shares (At Dec. 31, 2005)
(8)Shareholders Equity	¥12,479 million (Same date, Consolid.)		¥5,060million (Same date, Consolidated)
(9)Total Assets	¥18,057million (Same date, Consolid.)		¥6,624million (Same date, Consolidated)
(10)Fiscal Year End	March 31		June 30
(11)No. of Employees	622 (Same date, Consolidated)		185(Same date, Consolidated)
(12)Major Customers	NTT DoCoMo, Inc., KDDI Group, Vodafone K.K.		Sumioka Foods Co., Ltd., NATURAL Inc., Tremy Co., Ltd., BONANZA Co., Ltd.
(13)Major Shareholders and Holdings (See Note)	Kazutomo Robert Hori (11.86%) RECRUIT CO., LTD. (10.97%) OMRON Corporation (4.68%)		Fujio Komura (44.88%) CYBIRD Co., Ltd. (20.12%) Japan Securities Finance Co., Ltd. (3.13%)
(14)Primary Financial Partners	Aozora Bank, Ltd., Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Bank, Ltd, Sumitomo Mitsui Banking Corporation		Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Bank, Ltd, NISHI-NIPPON CITY BANK, LTD.
(15)Relationship with Current Companies	Capital	CYBIRD holds 20.12% of the issued shares of JIMOS.	
	Personnel	Fujio Komura serves as an outside director of CYBIRD. Kazutomo Robert Hori serves as an outside director of JIMOS	
	Business	JIMOS is positioned as the core of the CYBIRD Group's merchandising business. Accordingly, JIMOS sells products to, purchases software from, and conducts commissioned business for CYBIRD.	

Notes: 1. Percentage holdings of CYBIRD's major shareholders are figures at the end of September 2005.

2. Percentage holdings of JIMOS's major shareholders are figures at the end of December 2005.

2. Three-Year Fiscal Performance of Two Partner Companies

(Figures are rounded down)

	CYBIRD Co., Ltd.			JIMOS CO., LTD.		
Fiscal Year	FY2003/3	FY2004/3	FY2005/3	FY2003/6	FY2004/6	FY2005/6
Net Sales (millions of yen)	9,271	10,713	12,488	7,191	9,713	12,641
Operating Income (millions of yen)	1,324	594	718	951	1,281	1,311
Ordinary Income (millions of yen)	1,316	596	721	951	1,287	1,297
Net Income (millions of yen)	1,073	199	1,519	584	706	753
Net income per share (yen) (See Note)	17,030	3,080	7,435	66,853	45,502	13,188
Annual Dividends per Share (yen)(See Note)	—	500	Regular dividend 167 Special dividend 167	Old shares 2,500 New shares 2,224	Regular dividend 2,500 Commemorative dividend 1,000	1,200
Shareholders' Equity per Share (yen)(See Note)	81,939	96,716	39,264	185,459	169,275	82,683

Notes:1. On November 19, 2004, CYBIRD underwent a 3-to-1 share split.

2. On June 25, 2003, JIMOS conducted a 3-to-1 share split. It underwent another 3-to-1 share split on August 20, 2004.

VI. Other Items

The items currently decided regarding the share exchange and corporate split are as listed above. Other items will be disclosed promptly as soon as they have been decided by the board of directors.

End of Document

【Appendix】

a. JIMOS is currently an affiliate of CYBIRD accounted for by the equity method.
b. Based on the share exchange conducted on October 1, 2006, JIMOS will become a wholly owned subsidiary of CYBIRD.
c. Based on the corporate split conducted on October 1, 2006, CYBIRD will spin off its businesses, which will be succeeded to by a newly established company.

Notification of the details of the businesses following integration will be made when as soon as they are known.



①
20.1%
CYBIRD Co., Ltd.
JIMOS CO., LTD.
②
CYBIRD Co., Ltd.
Corporate split
Share exchange
JIMOS CO., LTD.
③ Holding Company
CYBIRD Holdings, Co., Ltd. (Tentative)
100%
Newly established co.
100%
CYBIRD Co., Ltd.
(Temporary)
JIMOS CO., LTD.